Madison Strategic Sector Premium Fund
550 Science Drive
Madison, Wisconsin 53711
Tele: 608.274.0300; Fax: 608.663.9010

______________________________________________________________________________________________________

November 14, 2016

BY EDGAR

Mr. David Manion
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:    Madison Strategic Sector Premium Fund (“Trust”) Investment Company Act file number 811-21713

Dear Mr. Manion:
The purpose of this filing is to respond to comments received on October 20, 2016 on the various filings of the Trust. Below are your comments, followed by the Trust’s responses thereto.

1.	Comment: It appears that the information required under Rule 30e-1(b) for 2014 and 2015 was omitted from the NSAR-B. Please file amended NSAR-B for 2014 and 2015 with the attachments included.

Response: Amended NSAR-B filings for 2014 and 2015 have been filed with the shareholder vote information included.

2.	Comment: In the December 31, 2015 Annual Report, the service fee accrual of $30,794 appears to be 2-3 times the normal monthly accrual. Please provide an explanation for the increase.

Response: The Trust pays a flat 0.18% service fee so the expense to the Trust has remained consistent with prior years. Included in the accrued service agreement fees at 12/31/15 were accrued audit fees of $19,500 and accrued administration expenses of $11,293.60 which make the figure appear larger than the normal monthly accrual. Accrued service agreement fees as of 12/31/2014 were $31,713 which included accrued audit fees of $19,500 and accrued administration expense of $12,313.12. Therefore, the 12/31/2015 accrual balance is in line with the 12/31/2014 balance and prior years.

3.
Comment: In the December 31, 2015 Annual Report in the Financial Highlights the net investment income is reported as $0.07. Please explain why this figure is so high. In the future, if there are significant increases considered to be unusual and infrequent, please disclose the impact to net investment income and total return, which may be included in the notes to the financial statement.

Response: There was no special dividend. The increase in net investment income per share from the prior year is primarily the result of increased dividend income (from $744,469 in 2014 to $1,153,426 in 2015) due to new securities purchased in 2015 with higher dividend yields and a decrease in expenses (from $801,511 in 2014 to $760,252 in 2015) due to a decrease in the Trust size. If in future reports large variations from prior years are due to special circumstances, we will include a footnote disclosure as such.

4.
Comment: Regarding the December 31, 2015 Annual Report, in early February 2016 two shareholder filings indicated ownership concentration greater than twenty percent. Please discuss why this concentration was not included as a subsequent event. In the future, please disclose any shareholder concentrations in excess of 5%.

Response: Not including this as a subsequent event was an oversight. We will include any shareholder concentrations over 5% in future filings.
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If you have any questions or comments regarding this filing, please call the undersigned at the telephone number listed above.
Respectfully submitted,
/s/ Lisa R. Lange
Lisa R. Lange
Chief Legal Officer & Chief Compliance Officer

Cc:    Katherine L. Frank
Greg Hoppe
Philip E. Blake